

Securities Exchange Act of 1934

Section	8l5
Rule	15c3-3
Public Availability	11/6/2003

03038020

October 6, 2003

Mr. Mark Katzelnick
Senior Vice President
National Financial Services LLC
200 Liberty Street, NY5A5
New York, NY 10281

PROCESSED
JAN 09 2004
THOMSON
FINANCIAL

Re: Application to Establish an Omnibus Account

Dear Mr. Katzelnick:

We have received your letter dated September 4, 2003, in which you request on behalf of National Financial Services LLC ("Applicant") that an omnibus account be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 CFR 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. On or about October 6, 2003, the Applicant will begin clearing the customer accounts of Vandham Securities Corp. which currently clears its customer accounts through Bank of New York Clearing Services, LLC ("Delivering Firm"). Each account will become established on the books and records of the Applicant with corresponding securities positions being recorded as "short" in an omnibus account at the Delivering Firm. The positions will be transferred from the Delivering Firm to the Applicant, and the omnibus account gradually will be reduced and eliminated.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division of Market Regulation will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1)   the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2)   the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

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(3)   the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4)   the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location will retain such designation only for a period of thirty business days from the date it was entered on the Applicant's books and records. At the expiration of thirty business days, the customer securities which have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 CFR 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

It should be noted that the above requirements for having an omnibus account designated as a control location are applicable only to securities which the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Thomas K. McGowan
Assistant Director

cc: Jennifer Quartana, NYSE

TKM/sds



NATIONAL FINANCIAL
Services LLC

National Financial Services LLC
200 Liberty St., NY5A5
New York, NY 10281
(212) 335-5203

September 4, 2003

Mr. Michael Macchiaroli
Associate Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, NW. Stop 10-1
Washington, DC. 20549
By FAX 202-942-9553 original to follow

Dear Mr. Macchiaroli:

Pursuant to Securities and Exchange Commission ("SEC") Rule 15c3-3(c)(7), this letter constitutes this firm's request to have securities carried in a specific omnibus account used for the transfer of customer accounts to be considered a control location for a period of 30 business days from the date that the account is entered on our books and records.

At the opening of business on Monday, October 6, 2003, National Financial Services LLC ("NFS LLC") will begin clearing the customer securities accounts belonging to Vandham Securities Corp. on a fully disclosed basis.

Currently, Vandham Securities Corp. clears its customer securities accounts on a fully disclosed basis through Bank of New York Clearing Services, LLC. Accordingly, the accounts will be transferred to NFS LLC from Bank of New York Clearing Services, LLC, via a tape to tape conversion after the close of business on Friday, October 3, 2003.

NFS LLC periodically utilizes omnibus accounts to facilitate the prompt and orderly transfer of customer accounts in bulk from another broker-dealer. In conjunction with these conversions, NFS LLC:

Assumes the responsibility to clear all transactions in the customer accounts being transferred;

Michael Macchiaroli
September 4, 2003

Reflects on its books and records all securities positions and money balances previously held by the delivering broker-dealer, with any securities not yet transferred "located" in the omnibus account;

Maintains possession or control of all fully paid and excess margin securities held long and treats any money balances as customer related in the weekly reserve formula, and

Obtain written assurances from the delivering broker-dealer that it will: (i) for the purposes of Rule 15c3-3 treat the omnibus account as fully paid securities; and (ii) promptly deliver the securities to NFS LLC.

In order for NFS LLC to be in compliance with the possession and control requirements of SEC Rule 15c3-3, it is necessary for the omnibus account to be considered a control location. Accordingly, we respectfully request that the Commission designate this account as a control location as defined in Rule 15c3-3.

Please contact Giulio Frasciello at 212-335-5203 for further information or clarification.

Thank you for your anticipated assistance in this matter.

Very truly yours,

Mark Katzelnick, SVP
(212) 335-5549

SH:sp

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RECEPTION OK

TX/RX NO                8992
CONNECTION TEL                  212 267 7390
CONNECTION ID           FIDELITY INV.
ST. TIME                10/01 12:02
USAGE T                 01'28
PGS.                       3
RESULT                  OK
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